EX 99.2

VELTI 4th Quarter & Fiscal Year 2011
SAFE HARBOR STATEMENT
This presentation contains forward-looking information about the Company’s business and financial outlook. Forward-looking information addresses matters that are subject to risks and uncertainties. In addition to the risks associated with developing complex technology, the Company’s future results will depend on a variety of factors, including the ability to gain new customers and develop new customers; the ability of the Company to bring new products to market; technological advances and the ability to manage intellectual property rights and manage data rights in a rapidly changing environment; product announcements by the Company’s competitors and other competitive factors. For further discussion of risks and uncertainties relating to the Company, please see the Company’s filings with the Securities and Exchange Commission.WWW.VELTI.COM

EX 99.2

Contents

•	Revenue, Margin, Adjusted EBITDA Growth

•	Organic vs. Inorganic Growth and Margin evolution

•	Revenue breakdown by type and geography

•	Customer Statistics

•	Trade DSO evolution

•	GAAP, Adjusted EBITDA & Adjusted Net Income reconciliation

•	Q1 2012 and FY 2012 guidance
Revenue Growth FY 2011 vs. 2010 ($in millions)

EX 99.2

Revenue Less 3rd Party Costs Growth FY 2011 vs. 2010 ($in millions)
Adj. EBITDA Growth

EX 99.2

FY 2011 Key Metrics
Solid YoY Growth ($ millions)
FY2010 FY2011
Revenue Revenue less 3rd Party Costs Adj. EBITDA
5-Year Growth Summary
Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange
(gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) “other” income or expense.
Revenue Revenue less 3rd Party Costs Adj. EBITDA

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Growth: 2011 vs. 2010 Growth Rates FY2011 vs. FY 2010 Revenue Revenue less 3rd Party Costs Adj. EBITDA
Revenue Composition: Organic vs. Inorganic
FY 2011 Organic Revenue as a % of Total
FY2011 Organic Revenue Less 3rd Party Costs as a % of Total
Mobclix, MIG, A2W Organic

EX 99.2

Organic Growth: Revenue & Revenue less Third Party Costs
Solid Organic Revenue and Revenue less Third Party Costs growth
Significant margin improvement year over year
FY 2011 Adjusted EBITDA Margin Improvement
YoY 63% revenue growth was accompanied by significant Adjusted EBITDA margin improvement

EX 99.2

Margin Improvement: Revenue less 3rd Party Costs
Margin improved across both Mobile Advertising and Mobile Marketing activities:
• Mobile Advertising: 14.6% to 16.1%
• Mobile Marketing: 73.8% to 81.9%
(Comparing FY2011 with Q4 2010, the first quarter where Mobclix was consolidated fully, to provide a meaningful comparison)
Geographic Breakdown of Revenue
Revenue by Region FY 2010 vs. FY 2011
% Contribution to Revenue by Region FY 2010 vs. FY2011
Note: Results man not add to 100% due to rounding.

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Breakdown of Revenue by Revenue Type SaaS License Mngd Services FY 2010 FY2011
Note: Results may not add to 100% due to rounding.
Customers & Campaigns
Customer Breakdown: 77% Existing / 23% New

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Customer Statistics
Revenue per Customer
Number of Customers with Revenue >$1 million
Customer Statistics (continued)
YoY Customer Retention (as a % of Revenues)
"Same Store" Sales Growth"

EX 99.2

Trade DSO Progression
Days Sales Outstanding on Trade AR
Note: Excludes the impact of Air2Web and MIG acquisitions
Consolidated Statement of Operations

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Consolidated Statements of Operations

	Q1 2012	FY 2012
Revenue	$ 44.0 - $48.0 million	$ 280.0 - $295.0 million
Adjusted EBITDA	$ 3.5 - $5.5 million	$ 80.0 - $88.0 million